Filed Pursuant to Rule 433
Registration Statement No. 333-164783
February 9, 2010

Pricing Term Sheet dated as of February 9, 2010

Annaly Capital Management, Inc. (NYSE: “NLY”)
Offering of

$500,000,000 aggregate principal amount of
4.00% Convertible Senior Notes due 2015
(the “Convertible Senior Notes Offering”)

The information in this pricing term sheet relates only to the Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated February 8, 2010, including the documents incorporated by reference therein, and (ii) the related base prospectus dated February 8, 2010, each filed under Registration Statement No. 333-164783.

Issuer: Trade Date: Settlement Date: Notes:	Annaly Capital Management Inc., a Maryland corporation. February 9, 2010. February 12, 2010. 4.00% Convertible Senior Notes due 2015.

Aggregate Principal Amount Offered:	$500.0 million aggregate principal amount of Notes (excluding the underwriter’s option to purchase up to $75.0 million of additional aggregate principal amount of Notes to cover over-allotments, if any).

Public Offering Price: Proceeds, Before Expenses, to the Issuer: Maturity:	98.00% / $490,000,000 million total. 97.00% / $485,000,000 million total. The Notes will mature on February 15, 2015, unless earlier repurchased or converted.

Annual Interest Rate:	4.00% per annum.

Interest Payment and Record Dates:	Interest will accrue from February 12, 2010, and will be payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2010, to the person in whose name a Note is registered at the close of business on February 1 or August 1, as the case may be, immediately preceding the relevant interest payment date.

NYSE Last Reported Sale Price on
February 8, 2010:	$17.88 per share of the Issuer’s common stock.

Initial Conversion Premium:	20.0% above the NYSE Last Reported Sale Price on February 8, 2010.

Initial Conversion Price:	$21.456 per share of the Issuer’s common stock.

Initial Conversion Rate:	46.6070 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:

The Issuer intends to use substantially all of the net proceeds to purchase mortgage-backed securities, with the remaining proceeds to be used for general corporate purposes, which may include additional investments.

Commissions and Discounts:

After the initial offering of the Notes, the underwriter may from time to time vary the offering prices and other selling terms. The underwriter may offer and sell Notes through certain of its affiliates.

CUSIP / ISIN: Mandatory conversion:

035710AA0 / US035710AA05

The Issuer may at any time cause the notes, in whole or in part, to be automatically converted into shares of its common stock if the daily VWAP of its common stock exceeds 130% of the applicable conversion price for at least 10 trading days in a period of 15 consecutive trading days.

Coupon make-whole:

Upon a mandatory conversion of the notes, noteholders will be entitled to receive a “coupon make-whole” payable in additional shares of common stock and equal to the dollar amount of the remaining scheduled payments of interest that would have been made on the notes to be converted had such notes remained outstanding from the conversion date until maturity.

Fundamental change:

Noteholders may require the Issuer to repurchase all or a portion of their notes at a price equal to 100% of the principal amount of notes to be repurchased plus any accrued and unpaid interest up to, but excluding, the repurchase date. Notes will be repurchased in exchange for shares of the Issuer’s common stock using a price per share equal to the average daily VWAP of the Issuer’s common stock for the 20 consecutive trading days ending on the trading day immediately prior to the occurrence of the fundamental change.

Change of control make-whole:

Noteholders converting in connection with a fundamental change will be entitled to receive a change of control-make whole. The following table sets forth the conversion value and the change of control make-whole to be received per $1,000 principal amount of notes:

					Conversion Value as a Percentage of $1,000 of Principal Amount of Notes
Effective Date	83.33%	90.00%	100.00%	110.00%	120.00%	130.00%	140.00%	150.00%	175.00%	200.00%	250.00%	300.00%	400.00%	500.00%	600.00%
February 12, 2010	16.6667	16.6667	16.6667	16.6667	16.6667	15.5443	14.6152	13.8497	12.4166	11.3922	9.8846	8.6594	6.4845	4.5316	2.8182
February 15, 2011	16.6667	16.6667	16.6667	16.2569	14.6321	13.3700	12.3813	11.5971	10.2229	9.3248	8.1027	7.1370	5.3613	3.6198	1.8823
February 15, 2012	16.6667	16.6667	16.2413	13.7661	11.9113	10.5348	9.5182	8.7638	7.5742	6.8866	6.0238	5.3525	4.0974	2.8558	1.7429
February 15, 2013	16.6667	16.6667	13.4153	10.5460	8.4997	7.0788	6.1148	5.4683	4.6103	4.2058	3.7340	3.3505	2.6059	1.8633	1.1177
February 15, 2014	16.6667	14.1129	9.2648	6.0122	3.9854	2.7995	2.1410	1.7895	1.4736	1.3787	1.2514	1.1280	0.8811	0.6342	0.3873
February 15, 2015	16.6667	10.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

  If the conversion value is between two conversion value amounts in the table or the effective date is between two effective dates in the table, the change of control make-whole percentage will be determined by a straight-

  line interpolation between the change of control make-whole percentage set forth for the higher and lower conversion value amounts and the two dates, as applicable, based on a 365-day year.

  If the conversion value is greater than 600.00%, no adjustment to the change of control make-whole percentage will be made.

  If the conversion value is less than 83.33%, no adjustment to the change of control make-whole percentage will be made.

     Notwithstanding the foregoing, in no event will the change of control make-whole exceed 16.6667% of the par value of the notes.

Additional Tax Disclosure

     The following discussion supplements the discussion under the heading “Additional Material U.S. Federal Income Tax Considerations” in the prospectus supplement. Terms used in this discussion but not defined in this discussion have the meanings ascribed to them elsewhere in the prospectus supplement or in “Material Federal Income Tax Considerations” in the prospectus. You should refer to the discussion in the prospectus supplement under the heading “Additional Material U.S. Federal Income Tax Considerations” for a discussion of the tax consequences of the acquisition, ownership and disposition of the notes.

     The notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes in an amount equal to the excess of the “stated redemption price at maturity” of the notes over their “issue price”. Generally, a debt instrument will be issued with OID if the excess of the “stated redemption price at maturity” of the debt instrument over its “issue price” is equal to or greater than a de minimis amount (generally 1/4 of 1% of the debt instrument’s stated redemption price at maturity multiplied by the number of complete years from its issue date to its maturity date). The “stated redemption price at maturity” of the notes is the sum of all payments to be made under the notes other than payments of “qualified stated interest.” All of the stated interest on the notes will be qualified stated interest, and thus the stated redemption price at maturity will equal the stated principal amount of the notes. The “issue price” of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

     A U.S. Holder will be required to accrue and include OID in gross income as ordinary income using a constant yield method, in advance of the receipt of the cash payment attributable to the OID, regardless of the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. The amount of OID that a U.S. Holder must include in gross income for each taxable year is the sum of the daily portions of OID that accrue on the U.S. Holder’s notes for each day of the taxable year during which the U.S. Holder held the notes. The daily portion of OID is determined by allocating to each day of an accrual period (generally, the period between interest payment dates or compounding dates) a pro rata portion of the OID allocable to such accrual period. The amount of OID allocable to an accrual period is the product of the “adjusted issue price” of the notes at the beginning of the accrual period multiplied by the yield to maturity of the notes (adjusted to reflect the length of the accrual period), reduced by the amount of any qualified stated interest allocable to such accrual period. The adjusted issue price of the notes at the beginning of an accrual period generally will equal their issue price, increased by the aggregate amount of OID that has accrued on the notes in all prior accrual periods. U.S. Holders should consult their own tax advisors concerning the consequences of, and accrual of, OID on the notes.

     A U.S. Holder generally may irrevocably elect to treat all interest on the notes as OID and calculate the amount includible in income using a constant yield method. U.S. Holders should consult their own tax advisors regarding this election.

     For purposes of determining gain or loss recognized by a U.S. Holder upon the sale, redemption, exchange or other taxable disposition of the notes, a U.S. Holder’s tax basis in the notes will be increased by the amount of OID on the notes previously included in the U.S. Holder’s gross income.

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The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, the issuer or Credit Suisse Securities (USA) LLC will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037.

This communication should be read in conjunction with the preliminary prospectus supplement dated February 8, 2010 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.